UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2017

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No ☒

Material Fact July | 2017

Azul Appoints John Rodgerson as CEO and Alex Malfitani as CFO

São Paulo, July 24, 2017 – Azul S.A., “Azul”, (B3: AZUL4, NYSE: AZUL) is pleased to announce the appointment of John Rodgerson as Chief Executive Officer (CEO) and Alex Malfitani as Chief Financial Officer (CFO), effective immediately.

Rodgerson joined Azul in 2008 as one of its founders and was instrumental in the implementation of its successful business plan. As CFO, he was responsible for many accomplishments, including raising capital for the airline over the past nine years, culminating in the Company’s Initial Public Offering last April. Prior to joining Azul, Rodgerson held an executive position at JetBlue Airways.

Antonoaldo Neves, who has been the president of Azul Linhas Aéreas and Corporate Officer of Azul S.A. since 2014 is leaving the airline to become a member of the board of directors of TAP. With more than 15 years of experience in aviation and infrastructure business, Antonoaldo led the integration process of Azul and TRIP when he was still a Partner at McKinsey and was very engaged in leading Azul over the past three years.

“John is one of the founders of Azul and is extremely well-qualified to assume the position of CEO,” said David Neeleman, founder and Chairman of Azul. “He has played a key role in creating our low-cost culture and in raising the necessary resources to build this great airline. As CEO, he will be responsible for maintaining our focus on being one of the most efficient airlines in the world while providing exceptional customer service founded on a strong corporate culture.”

“On behalf of the board, we thank Antonoaldo for his leadership over the last three and half years,” stated Neeleman. We wish him all the best in his new endeavor at TAP”.

Alex Malfitani will be replacing Rodgerson as Chief Financial Officer. Malfitani also joined Azul in 2008 as one of the airline’s founding members. He has been the head of Azul’s loyalty program, TudoAzul, since 2015 and prior to that he held the position of treasurer and finance director. Before joining Azul, Malfitani worked from 2003 to 2008 at United Airlines in Chicago, and occupied the position of managing director of treasury.  Before that, he worked for five years in the finance industry, including as fund manager at Deutsche Bank and trader at Credit Agricole Indosuez. Malfitani will serve as head of TudoAzul on an interim basis until a replacement is found.

“I am also very pleased to announce Alex Malfitani’s well deserved promotion to CFO. He has a proven record of success as a member of Azul’s management team, most recently leading TudoAzul to become the fastest-growing and best-voted loyalty program in Brazil,” said Neeleman.

“I am extremely confident that our leadership team will continue to deliver the growth and results for our stakeholders and I will continue to be just as intimately involved in the day-to-day business and strategic decisions of Azul, concludes Neeleman.”

Material Fact July | 2017

About Azul

Azul (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of cities served, offers 739 daily flights to 102 destinations. With a fleet of 123 aircraft and more than 10,000 crewmembers, the company has a network of 202 non-stop routes as of June 30, 2017. Among other awards, Azul was named third best airline in the world by TripAdvisor Travelers' Choice in 2017, best low cost carrier in South America for the seventh consecutive time by Skytrax in 2017, and was also considered the best regional leader in 2016 by Flight Airline Business. For more information visit www.voeazul.com.br/ir.

Contact

Investor Relations

Tel: +55 11 4831 2880

invest@voeazul.com.br

Media Relations

Tel: +55 11 4831 1245

imprensa@voeazul.com.br

This material fact includes estimates and forward-looking statements within the meaning of the U.S. federal securities laws. These estimates and forward-looking statements are based mainly on our current expectations and estimates of future events and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of our preferred shares, including in the form of ADSs. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to many significant risks, uncertainties and assumptions and are made in light of information currently available to us. In addition, in this release, the words “may,” “will,” “estimate,” “anticipate,” “intend,” “expect,” “should” and similar words are intended to identify forward-looking statements. You should not place undue reliance on such statements, which speak only as of the date they were made. Azul is not under the obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors.  Our independent public auditors have neither examined nor compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements.  In light of the risks and uncertainties described above, the future events and circumstances discussed in this release might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements.

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    July 24, 2017

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ John Rodgerson
                                                                                                                Name: John Rodgerson
                                                                                                                Title: Chief Financial Officer